UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    May 31, 2018

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters Disclosed on the Internet Website in Relation to

the Convocation of the Ordinary General Meeting of Shareholders

Matters regarding Stock Acquisition Rights

Notes to Consolidated Financial Statements

Notes to Non-Consolidated Financial Statements

(From April 1, 2017 to March 31, 2018)

With regard to the information stated above, in accordance with laws, regulations and Article 25 of the Articles of Incorporation, it is disclosed by posting on the company’s website on the Internet (http://www.smfg.co.jp/english/).

Sumitomo Mitsui Financial Group, Inc.

Matters regarding Stock Acquisition Rights

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiary SMBC, in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042
Fourth series stock acquisition rights	August 14, 2013	1,157	Common stock 115,700 shares	415,900 yen	1 yen	August 14, 2013 to August 13, 2043
Fifth series stock acquisition rights	August 15, 2014	1,219	Common stock 121,900 shares	366,100 yen	1 yen	August 15, 2014 to August 14, 2044
Sixth series stock acquisition rights	August 18, 2015	1,324	Common stock 132,400 shares	490,400 yen	1 yen	August 18, 2015 to August 17, 2045
Seventh series stock acquisition rights	August 15, 2016	2,012	Common stock 201,200 shares	281,100 yen	1 yen	August 15, 2016 to August 14, 2046

(1)	Stock acquisition rights, etc. of the Company held by the Company’s Directors and Executive Officers at the end of the fiscal year

	Number of stock acquisition rights	Type and number of shares subject to stock acquisition rights	Directors and Corporate Executive Officers (excluding Audit Committee Members and Outside Directors)		Directors who are Audit Committee Members (excluding Outside Directors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights

First series stock acquisition rights	26	Common stock 2,600 shares	3	26	-	-

Second series stock acquisition rights	58	Common stock 5,800 shares	3	58	-	-

Third series stock acquisition rights	54	Common stock 5,400 shares	3	54	-	-

Fourth series stock acquisition rights	41	Common stock 4,100 shares	6	41	-	-

Fifth series stock acquisition rights	41	Common stock 4,100 shares	5	41	-	-

Sixth series stock acquisition rights	90	Common stock 9,000 shares	7	39	2	51

Seventh series stock acquisition rights	102	Common stock 10,200 shares	8	89	2	13

(2)	Stock acquisition rights, etc. of the Company granted to employees, etc. during the fiscal year

Not applicable.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiaries and affiliate companies are pursuant to Article 2 paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been rounded down.

1. Scope of consolidation

(1)	Consolidated subsidiaries 347 companies

Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd.

Sumitomo Mitsui Finance and Leasing Company, Limited

SMBC Nikko Securities Inc.

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

Sumitomo Mitsui Asset Management Company, Limited

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Guarantee Co., Ltd.

SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2018 are as follows:

American Railcar Leasing LLC and 80 other companies were newly included in the scope of consolidation as a result of acquisition of equity and for other reasons.

THE MINATO BANK, LTD., Kansai Urban Banking Corporation and 21 other companies were excluded from the scope of consolidation, as a result of becoming equity method affiliates due to the partial sale of their stock and for other reasons; and SMBC Friend Securities Co., Ltd. and 64 other companies were excluded from the scope of consolidation, as they ceased to be subsidiaries due to merger and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

148 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 63, paragraph 1, item 2 of the Companies Calculation Regulations.

Unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method 5 companies

Principal company: SBCS Co., Ltd.

(2)	Equity method affiliates 70 companies

Principal companies:

THE MINATO BANK, LTD.

Kansai Urban Banking Corporation

PT Bank Tabungan Pensiunan Nasional Tbk

Sumitomo Mitsui Auto Service Company, Limited

Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2018 are as follows:

THE MINATO BANK, LTD., Kansai Urban Banking Corporation and 21 other companies became equity method affiliates due to the partial sale of their stock and for other reasons; and 3 other companies became equity method affiliates due to the acquisition of stock and for other reasons.

5 companies were excluded from the scope of equity method affiliates due to liquidation and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

148 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 69, paragraph 1, item 2 of the Companies Calculation Regulations.

(4)	Affiliates that are not accounted for by the equity method

Principal company: Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.
(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation
1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5 to 10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 190,945 million yen.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other corporate executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting
1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(19)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system from fiscal 2017.

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts less than one million yen have been rounded down.
3.	Japanese government bonds and other securities as a sub-account of “Securities” include 901 million yen of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which some consolidated subsidiaries have the right to sell or pledge and the securities which some consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, 6,659,456 million yen of securities are pledged, and 1,307,487 million yen of securities are held in hand as of the consolidated balance sheet date.

4.	Bankrupt loans and non-accrual loans were 27,709 million yen and 406,066 million yen, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96, paragraph 1, items 3 and 4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

5.	Past due loans (3 months or more) totaled 12,822 million yen.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

6.	Restructured loans totaled 210,616 million yen.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

7.	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was 657,215 million yen.

The amounts of loans presented in Notes 4 to 7 above are the amounts before deduction of reserve for possible loan losses.

8.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was 780,542 million yen.

9.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral:
Cash and due from banks	19,998
Monetary claims bought	19,600
Trading assets	2,223,355
Securities	5,277,492
Loans and bills discounted	8,014,149
Lease receivables and investment assets	13,241
Tangible fixed assets	51,630
Other assets	223
Liabilities corresponding to assets pledged as collateral:
Deposits	26,555
Payables under repurchase agreements	3,374,283
Payables under securities lending transactions	6,167,353
Borrowed money	6,807,957
Bonds	27,901
Other liabilities	12,477
Acceptances and guarantees	170,036

In addition, cash and due from banks of 12,012 million yen, trading assets of 196,313 million yen, securities of 7,893,437 million yen and loans and bills discounted of 2,812,382 million yen were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Other assets include collateral money deposited for financial instruments of 1,745,149 million yen, surety deposits of 108,513 million yen, margins of futures markets of 65,172 million yen and other margins of 38,003 million yen.

10.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 59,795,908 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 42,963,575 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

11.

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revaluated its own land for business activities in accordance with the Act. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain equity method affiliates:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates:

Fair values were determined based on the values stipulated in Article 2, item 3 and 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

12.	Accumulated depreciation on tangible fixed assets amounted to 1,089,903 million yen.
13.	Deferred gain on tangible fixed assets deductible for tax purposes amounted to 62,550 million yen.
14.	The balance of subordinated debt included in “Borrowed money” was 265,000 million yen.
15.	The balance of subordinated bonds included in “Bonds” was 2,211,841 million yen.
16.	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in “Securities” was 1,796,308 million yen.

17.	Stock options
(1)	Amount of stock options to be expensed in the fiscal year

General and administrative expenses     195 million yen

(2)	Amount of profit by non-exercise of stock options in the fiscal year

Other income                                             29 million yen

(3)	Outline of stock options and changes

The Company

1) Outline of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Title and number of grantees	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 3 Directors, Corporate Auditors and Executive Officers of SMBC 67
Number of stock options (Note)	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700
Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2014
Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 67	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 4 Directors, Corporate Auditors and Executive Officers of SMBC 68	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 5 Directors, Corporate Auditors and Executive Officers of SMBC 73
Number of stock options (Note)	Common shares 121,900	Common shares 132,400	Common shares 201,200
Grant date	August 15, 2014	August 18, 2015	August 15, 2016
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 27, 2014 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2017
Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

(Note)

Number of stock options has been converted and stated as number of shares.

2) Stock options granted and changes Number of stock options (Note)

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Before vested
Previous fiscal year-end	26,800	90,100	131,500	86,700
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	18,400	31,700	51,100	29,800
Outstanding	8,400	58,400	80,400	56,900
After vested
Previous fiscal year-end	60,100	167,800	136,600	27,700
Vested	18,400	31,700	51,100	29,800
Exercised	14,300	31,000	36,000	25,200
Forfeited	—	—	—	—
Exercisable	64,200	168,500	151,700	32,300

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	99,200	122,600	201,200
Granted	—	—	—
Forfeited	—	—	2,300
Vested	34,900	19,900	30,100
Outstanding	64,300	102,700	168,800
After vested
Previous fiscal year-end	21,100	8,600	—
Vested	34,900	19,900	30,100
Exercised	26,100	17,200	24,900
Forfeited	—	—	—
Exercisable	29,900	11,300	5,200
(Note) Number of stock options has been converted and stated as number of shares.

Price Information
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	4,236	4,172	4,186	4,238
Fair value at the grant date (yen)	2,215	1,872	2,042	4,159

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price (yen)	1	1	1
Average exercise price (yen)	4,406	4,233	4,271
Fair value at the grant date (yen)	3,661	4,904	2,811

3) Method of estimating number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

18.	Business combinations

(Partial sale of the shares of subsidiaries)

Partial sale of the shares of THE MINATO BANK, LTD. and Kansai Urban Banking Corporation

SMBC, a consolidated subsidiary of the Company, sold a portion of shares of THE MINATO BANK, LTD. (“Minato Bank”) and Kansai Urban Banking Corporation (“Kansai Urban”) through tender offers subject to the shares of common stocks of each bank by Resona Holdings, Inc. (the “Sale of the Shares”). As a result, the Company’s voting rights were declined to 34.19% in Minato Bank and to 48.12% in Kansai Urban, and accordingly, the Company excluded 15 companies including Minato Bank and its subsidiaries, and 6 companies including Kansai Urban and its subsidiaries from the scope of consolidation and included them in the scope of equity method affiliates.

(1)	Objectives of the Sale of the Shares

The company conducted the Sale of the Shares as a part of the business integration between Minato Bank, Kansai Urban and The Kinki Osaka Bank, Ltd. (“the Business Integration”), to establish a leading regional financial group as well as the largest financial group in the Kansai region, aiming to deepen relationships with customers and local communities fostered for many years, as well as realizing the “New Retail Financial Services Model that is in Step with the Future of the Kansai Region.”

(2)	Commencement date of settlement of the tender offers

February 20, 2018

(3)	Outline of the accounting treatment implemented

The Company applied the accounting treatment stipulated in “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22) and “Practical Guidelines on Accounting Standards for Capital Consolidation Procedures in Preparing Consolidated Financial Statements” (JICPA Accounting Practice Committee Statement No. 7). The profit or loss resulting from the Sale of the Shares is immaterial.

(4)	Period of financial results of Minato Bank and Kansai Urban included in the consolidated financial statements of the company

From April 1, 2017 to March 31, 2018

(5)	Outline of the subsidiaries to be excluded from the scope of consolidation (as of March 31, 2018)

Minato Bank (Consolidated)
Total assets	3,528,896 million yen
Total liabilities	3,384,488 million yen
Ordinary income	61,590 million yen
Ordinary profit	10,317 million yen
Kansai Urban (Consolidated)
Total assets	4,709,055 million yen
Total liabilities	4,498,339 million yen
Ordinary income	90,268 million yen
Ordinary profit	17,799 million yen

(Business combination through acquisition)

American Railcar Leasing LLC became a consolidated subsidiary of SMBC Rail Services LLC

On June 1, 2017, SMBC Rail Services LLC (“SMBC Rail”), a consolidated subsidiary of the Company, acquired all shares of American Railcar Leasing LLC (“ARL”) under the contract agreed with an affiliate of Icahn Enterprises L.P. in the Unites States on December 16, 2016. As a result, ARL and its 19 leasing affiliates became consolidated subsidiaries of the Company.

Seven out of the acquired consolidated subsidiaries were liquidated on the acquisition date. The outline of the business combination through acquisition is as follows.

(1)	Outline of the business combination

1) Name of the acquired company and its business

American Railcar Leasing LLC (Railcar leasing business)

2) Main reasons for the business combination

SMBC Rail acquired all shares of ARL because the U.S. Railcar leasing business is expected to continue to steadily grow and achieve higher profitability along with the U.S. economy, with stable demand for rail freight transportation as a major mode of a domestic logistic infrastructure.

3) Date of the business combination

June 1, 2017

4) Legal form of the business combination

Acquisition of shares

5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6) The ratio of acquired voting rights

100%

7) Grounds for deciding on the acquirer

SMBC Rail acquired all shares of ARL by cash.

(2)	Period of the acquired company’s financial result included in the consolidated financial statements of income of the Company

From June 1, 2017 to December 31, 2017

(3)	Acquisition cost and consideration of the acquired company

Consideration	Cash and due from banks	170,506 million yen
Acquisition cost		170,506 million yen

(4)	Major acquisition-related costs

Advisory fees etc.,      1,264 million yen

(5)	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

There is no goodwill and negative goodwill to be recognized.

(6)	Amounts of assets acquired and liabilities assumed on the date of the business combination

1)  Assets

Total assets:	319,975 million yen
Tangible fixed assets:	304,256 million yen

2)  Liabilities

Total liabilities:	149,469 million yen
Borrowed money:	147,523 million yen

(7)

Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2018, assuming that the business combination had been completed at the beginning of the fiscal year

The approximate amounts have not been disclosed since they are immaterial.

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of Enforcement Ordinance of the Banking Act (Ministry of Finance Ordinance No. 10 of 1982).
2.	Amounts less than one million yen have been rounded down.
3.	“Other” in the “Other income” included gains on sales of stocks and other securities of 140,695 million yen.
4.	“Other expenses” included write-off of loans of 105,228 million yen.
5.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2018	Unit: millions of yen

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Idle assets	121 items	Land and buildings, etc.	15,424
Kinki area	Idle assets	73 items	Land and buildings, etc.	9,538
Other	Idle assets	32 items	Land and buildings, etc.	3,627
—	—		Goodwill and intangible fixed assets	21,310

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

For the fiscal year ended March 31, 2018, the carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

The unit for goodwill and intangible assets is mainly based on each consolidated subsidiary. For the fiscal year ended March 31, 2018, the book value of goodwill and intangible assets of the PB, Real Estate and Trust Services of SMBC Trust Bank Ltd. was not expected to be recovered. Therefore, all unamortized balance of goodwill and intangible assets at the end of the fiscal year ended March 31, 2018 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 10%. In addition, the book value of goodwill and intangible assets of the auto lease business of SMFL Capital Company, Limited was not expected to be recovered. Therefore, all unamortized balance of goodwill and a portion of intangible assets at the end of the fiscal year ended March 31, 2018 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable value is net realizable value, which is calculated based on the revalued corporate value.

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of shares issued and treasury stock

Year ended March 31, 2018				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Shares issued
Common stock	1,414,055,625	387,765	—	1,414,443,390	(Note 1)
Total	1,414,055,625	387,765	—	1,414,443,390
Treasury stock
Common stock	4,028,883	31,554	175,469	3,884,968	(Notes 2, 3)
Total	4,028,883	31,554	175,469	3,884,968

(Notes)

1.	Increase of 387,765 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
2.	Increase of 31,554 shares in the number of treasury common stock was due to purchases of fractional shares.
3.	Decrease of 175,469 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

3.	Information on stock acquisition rights

March 31, 2018
	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			Beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options	—					2,823
Total							2,823

4.	Information on dividends:
(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	105,752	75	March 31, 2017	June 30, 2017
Meeting of the Board of Directors held on November 14, 2017	Common stock	112,844	80	September 30, 2017	December 1, 2017

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	126,950	Retained earnings	90	March 31, 2018	June 29, 2018

<Notes to Financial Instruments>

1.	Status of financial instruments
(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (in Asia and Oceania regions, the Asia and Oceania Treasury Dept. is responsible for derivative transactions for both ALM and trading purposes).

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in <Notes to Significant Accounting Policies for Preparing Consolidated Financial Statements>, 3. Accounting policies, (16) Hedge accounting.

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

a. Credit risk management system

The Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept.

Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit departments of each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight systems for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

b. Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

- Appropriate risk-taking within capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets credit risk capital limit for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. The Company regularly monitors compliance with these guidelines.

- Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

- Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

- Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2) Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

a. Market and liquidity risk management systems

In accordance with the group-wide basic policies for risk management decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Management Committee and the Board of Directors. Furthermore, the ALM Committee at SMBC, the core bank of the Company, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

b. Market and liquidity risk management methodology

- Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2018, total VaR of SMBC and its major consolidated subsidiaries was 48.2 billion yen for the banking activities, 21.5 billion yen for the trading activities and 1,603.6 billion yen for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

- Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks of the types and levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the period over which cash flows could be maintained through sales of pre-determined marketable assets in the event of extreme market turmoil. By setting such a threshold, the Company aims to avoid excessive reliance on short term funding and secure funding sources in the event of extreme market turmoil. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2.	Fair Value of Financial Instruments

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2018 are as follows. The amounts shown in the following table do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

March 31, 2018		Unit: millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1) Cash and due from banks (Note 1)	53,719,075	53,727,901	8,825
2) Call loans and bills bought (Note 1)	1,880,248	1,882,226	1,977
3) Receivables under resale agreements	827,892	828,019	127
4) Receivables under securities borrowing transactions (Note 1)	8,337,151	8,337,727	575
5) Monetary claims bought (Note 1)	4,727,884	4,740,759	12,875
6) Trading assets
Securities classified as trading purposes	3,166,912	3,166,912	—
7) Money held in trust	1,482	1,482	—
8) Securities
Bonds classified as held-to-maturity	372,463	374,596	2,132
Other securities	24,231,212	24,231,212	—
9) Loans and bills discounted	72,945,934
Reserve for possible loan losses (Note 1)	(318,294)
	72,627,639	74,501,561	1,873,921
10) Foreign exchanges (Note 1)	2,163,382	2,166,382	2,999
11) Lease receivables and investment assets (Note 1)	2,321,355	2,410,967	89,611
Total assets	174,376,701	176,369,750	1,993,048
1) Deposits	116,477,534	116,473,422	(4,111)
2) Negotiable certificates of deposit	11,220,284	11,223,576	3,291
3) Call money and bills sold	1,190,928	1,190,936	7
4) Payables under repurchase agreements	5,509,721	5,509,721	—
5) Payables under securities lending transactions	7,186,861	7,186,861	—
6) Commercial paper	2,384,787	2,384,771	(15)
7) Trading liabilities
Trading securities sold for short sales	2,139,980	2,139,980	—
8) Borrowed money	10,829,248	10,889,743	60,494
9) Foreign exchanges	865,640	865,640	—
10) Short-term bonds	1,256,600	1,256,600	—
11) Bonds	9,057,683	9,300,891	243,208
12) Due to trust account	1,328,271	1,328,271	—
Total liabilities	169,447,542	169,750,416	302,874
Derivative transactions (Note 2)
Hedge accounting not applied	185,561	185,561	—
Hedge accounting applied	126,340	126,340	—
Total	311,902	311,902	—

(Notes)	1.

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

2.

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5) Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6) Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7) Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8) Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bond and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields published by securities firms.

7) Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9) Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

Unit: millions of yen

Item	As of March 31, 2018
Securities
Unlisted stocks, etc. (Note 1)	176,491
Investments in partnerships, etc. (Note 2)	249,390
Total	425,881

(Notes)	1. They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

2. They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

<Notes to Per Share Data>

Net assets per share:	7,366.21 yen
Earnings per share:	520.67 yen

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

Investments in subsidiaries and affiliates: Carried at cost using the moving-average method.

2.	Depreciation
(1)	Tangible fixed assets
Declining balance method (However, buildings are depreciated on the straight-line method.)
(2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company is depreciated using the straight-line method over its estimated useful life (basically 5 years).

3.	Accounting method for deferred assets
Bond issuance cost is expensed in full amount at the time of expenditure.
4.	Translation of foreign-currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

5.	Accounting standards for reserves
(1)	Reserve for employee bonuses
Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.
(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

6.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

7.	Adoption of the consolidated corporate-tax system

The Company applies the consolidated corporate-tax system with the Company as a parent company from fiscal 2017.

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been rounded down.
2.	Accumulated depreciation on tangible fixed assets: 30 million yen
3.	Subordinated loans
Long-term loans receivable from subsidiaries and affiliates include subordinated loans of 2,094,937 million yen.
4.	Subordinated bonds
Bonds include subordinated bonds of 1,812,637 million yen.
5.	Subordinated borrowings
Long-term borrowings include subordinated borrowings of 49,000 million yen.
6.	Guarantee liabilities

The Company is offering guarantees in the amount of 298,117 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to customer withdrawals of deposits at SMBC’s Dusseldorf Branch.

7. Short-term monetary claims to affiliates:	327,447 million yen
Long-term monetary claims to affiliates:	5,537,800 million yen
Short-term monetary debts to affiliates:	1,240,868 million yen
Long-term monetary debts to affiliates:	266,700 million yen
<Notes to Non-Consolidated Statement of Income>
1. Amounts less than one million yen have been rounded down.
2. Related party transactions
Operating income:	366,321 million yen
Operating expenses:	14,443 million yen
Transactions other than operating transactions:	7,296 million yen
<Notes to Non-Consolidated Statement of Changes in Net Assets> 1. Amounts less than one million yen have been rounded down. 2. Type and number of treasury stock:

Year ended March 31, 2018				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Treasury stock
Common stock	4,028,883	31,554	175,469	3,884,968	(Notes 1, 2)
Total	4,028,883	31,554	175,469	3,884,968

(Notes)

1.	The increase of 31,554 shares in the number of treasury common stock was due to purchases of fractional shares.
2.	The decrease of 175,469 shares in the number of treasury common stock was due to sales of fractional shares and an exercise of stock options.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets and deferred tax liabilities

Millions of yen
Deferred tax assets
Shares of subsidiaries	931,554
Others	10,389
Subtotal deferred tax assets	941,944
Valuation allowance	(940,876)
Total deferred tax assets	1,067

Deferred tax liabilities
Others	(789)
Total deferred tax liabilities	(789)
Net amount of deferred tax assets	278

<Notes to Per Share Information>

Net assets per share:	3,914.94 yen
Earnings per share:	162.57 yen